Exhibit 99.16

Pacific International Group Holdings LLC

9440 West Sahara Avenue, Suite 240

Las Vegas, NV 89117

May 16, 2011

Keren Ohr Lanoar B

5 Sholomo Halevi Street

Har Hotzvim 1

P.O. Box 45433

Jerusalem 91451

Israel

Re:  Platinum Energy Resources, Inc. (the “Company”)

Dear Sirs:

We understand that you are the registered and beneficial holder of 625,000 shares of Common Stock, par value $0.0001 per share (“Shares”).

Pursuant to this letter agreement, each party hereto hereby agrees as follows:

1.             Pacific International Group Holdings LLC (“Pacific”) will use its commercially reasonable efforts to cause one of the following events (each, a “Going-Private Transaction”) to occur within eighty (80) days following the date hereof (the “Going-Private Expiration Date”):

(a)           a long-form merger of an affiliate of Pacific with and into the Company pursuant to Section 251 of the Delaware General Corporation Law (the “DGCL”), which merger will result in the payment of consideration per Share to each shareholder of the Company other than Pacific in an amount of not less than $1.50 (the “Minimum Consideration”) (a “Long-Form Merger”); or

(b)           the acquisition by Pacific of a number of Shares equal to not less than 90% of the then issued and outstanding Shares, followed by a short-form merger of Pacific or an affiliate thereof with and into the Company pursuant to Section 253 of the DGCL, which merger will result in the payment of consideration per Share to each shareholder of the Company other than Pacific in an amount not less than the Minimum Consideration.

Notwithstanding the foregoing, if the Going-Private Transaction has not, despite Pacific having exercised its commercially reasonable efforts, occurred by the Going-Private Expiration Date, then the Going-Private Expiration Date may, at Pacific’s option in its sole discretion, be extended by ten (10) days.

2.             You will, prior to the Going-Private Expiration Date, take the following actions:

(a)           in the event the board of directors of the Company approves a Long-Form Merger and submits such Long-Form Merger to the shareholders of the Company for approval, voting all of the Shares you hold in favor of such Long-Form Merger,

(b)           tendering the Shares you hold into any tender offer made by Pacific involving a purchase price per Share of not less than the Minimum Consideration and having as a mandatory, non-waivable minimum acceptance condition that the number of Shares tendered to Pacific in such tender offer would result in Pacific holding not less than 90% of the issued and outstanding Shares, and

(c)           if it can be established (and it has not currently been established) that a sufficient number of shareholders of the Company are prepared to sell their Shares to Pacific which would result in Pacific, immediately following the consummation of the sale of such Shares to Pacific, holding not less than 90% of the issued and outstanding Shares, selling all the Shares held by you to Pacific for a purchase price per Share not less than the Minimum Consideration in a single private transaction occurring simultaneously with such other acquisitions of Shares by Pacific as would result in Pacific holding not less than 90% of the issued and outstanding Shares.

3.             In the event that, despite the exercise of Pacific’s commercially reasonable efforts, a Going-Private Transaction has not occurred by the Going-Private Expiration Date, effective upon (but not prior to) the Going-Private Expiration Date, (i) you will grant to Pacific an option, exercisable in Pacific’s sole discretion at any time by written notice delivered to you prior to that date which is thirty (30) days following the Going-Private Expiration Date (the “Option Expiration Date”), to acquire all of the Shares held by you for a purchase price per Share not less than the Minimum Consideration, and (ii) Pacific will grant to you an option, exercisable in your sole discretion at any time by written notice delivered to Pacific prior to the Option Expiration Date, to sell all of the Shares held by you to Pacific for a purchase price per Share not less than the Minimum Consideration. In the event that Pacific or you, as applicable, elects to exercise such option in accordance with the immediately preceding sentence, (i) you will promptly take such actions as are reasonably necessary or desirable to transfer all of the Shares held by you to Pacific, including, without limitation, the delivery to Pacific of any stock certificates evidencing such Shares together with stock transfer powers executed in blank or the giving of such instructions to brokers, transfer agents or other parties as are reasonably necessary or desirable in order to effect such transfer, and (ii) Pacific will, promptly following confirmation of the transfer to it of your Shares, remit the purchase price via wire transfer funds or certified check to you.

4.             You agree that, until the Option Expiration Date, you will not sell, transfer, assign, pledge or otherwise dispose of or encumber in any way any of the Shares held by you other than in accordance with the explicit provisions of this letter agreement.

5.             You hereby represent and warrant to Pacific that you are the sole registered and beneficial owner of the Shares, free and clear of all liens, pledges, encumbrances or any other restriction on the attributes of ownership, including, without limitation, voting or option agreements or similar arrangements.

6.             This letter agreement shall be construed and enforced in accordance with and governed by the Laws of the State of New York.

7.             This letter agreement may be executed by the parties hereto in any number of separate counterparts (including telecopier), and all of said counterparts taken together shall be deemed to constitute the same instrument.

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Please indicate your acceptance of this letter agreement by signing in the space indicated below.

Very truly yours,

PACIFIC INTERNATIONAL GROUP HOLDINGS LLC

By:	/s/ Syd Ghermezian
Name: Syd Ghermezian
Title: Manager

[First Signature Page to Letter Agreement]

Acknowledged and Agreed:

Keren Ohr Lanoar B

/s/ Elizabeth (Lester) Posner
Elizabeth (Lester) Posner, Director

[Second Signature Page to Letter Agreement]